Exhibit 99.1

Aurora Builds on a Decade of Global Leadership in Plant Genetics with the Launch of Occo

Genetics and licensing business will be led by new hire, Casey Whelan, VP, Genetics Business Development

EDMONTON, AB, Nov. 16, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced the naming of the Company's new genetics licensing business unit – Occo – a leading innovator in the scientific discovery and commercial advancement of novel cannabis cultivars, backed by Aurora's state-of-the-art breeding and genetics facility in Comox, British Columbia.

Occo, derived from the Latin word for 'tilling of the field,' refers to the brand's reverence for the cannabis plant, and its mission to support the people who grow and consume it. With the largest catalogue of high-quality genetics available for licensing in Canada, Occo is aptly positioned to reach its goals of further developing the scientific understanding of cannabis, commercializing high-quality products, providing value for cannabis growers, and helping to realize the full potential of the cannabis plant.

"As a business fueled by science, we firmly believe that investing in cannabis research and development and the commercial application of unique technologies, including biosynthesis, is Aurora's true differentiator and will define the future of the industry," says Charles Pick, Senior Vice President of Science & Innovation at Aurora Cannabis. "Under the Occo umbrella, licensed producers will be granted access to a strong pipeline of novel cultivars and innovative traits that will meet the evolving expectations of consumers. Occo already has more than 30 high-quality cultivars, not available anywhere else on the market, that are ready for immediate trial and exclusive licensing."

Occo has seen early success, having already commercialized a number of new cultivars with licensed producers (LPs), including North 40's Farm Gas, as well as three cultivars recently launched under Aurora's San Rafael '71 brand (Lemon Rocket, Stonefruit Sunset and Driftwood Diesel).

"As a micro-producer with a long background in cultivation, I focus on quality over quantity and really look for unique strains that give consumers what they want," said Gord Nichol, owner of North 40 Cannabis. "My experience with Aurora was genuinely positive. We've grown two cultivars so far, Farm Gas and Sourdough, and both have been impressive in terms of THC levels and terps. It was a relief to bring the fire to market again – this likely saved my business."

Occo will be based out of Aurora's Coast research and development hub – one of the largest and most advanced facilities for cannabis breeding and genetics in the world. The team includes an unmatched group of experts in genomics, biotechnology, pathology, tissue culture, analytics and testing, medical affairs, and product development.

New to the team is Casey Whelan, Vice President of Genetics Business Development, who will lead Occo's efforts to license genetics to LPs in Canada and around the world. A lawyer by training, Casey joins Occo after spending a decade in breeding and licensing premium agricultural products.

For more information on Occo, visit www.occoinnovation.com or follow along on Instagram and LinkedIn.

About Occo:
Occo is shaping the future of growing cannabis by innovating and improving cannabis crops to be more customer-focused, sustainable, and profitable. With nearly a decade of global leadership in cannabis breeding and genetics, Occo is developing the next generation of new and novel cultivars with improved potency, terpenes, flowers, plant architecture, maturity, yield and disease resistance. Occo has the largest catalogue of exclusive cannabis genetics in Canada, available for trial and use by licensed producers.  A division of Aurora, Occo is building a bright future for the cannabis industry. Learn more at www.occoinnovation.com and follow along on Instagram and LinkedIn.

About Aurora:
Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Whistler, Reliva and KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the launch and leadership of the Company's science and innovation business unit, the Company's competitive advantages and strengths in plant science and innovation, the licensing of genetics to other licensed producers including the expected associated impact on the Company's business and overall industry, and the creation of value for cannabis growers.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Occo Logo (CNW Group/Aurora Cannabis Inc.)

Occo's best-in-class research, genetics and breeding facility in Comox, British Columbia. (CNW Group/Aurora Cannabis Inc.)

Close up of a cannabis plant (CNW Group/Aurora Cannabis Inc.)

Cannabis seedlings (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, Vice President, Communications & Public Relations, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 16-NOV-21